Via Facsimile and U.S. Mail
Mail Stop 6010


June 24, 2005


Mr. David H. Kirske
Vice President and
Chief Financial Officer
Helix Biomedix, Inc.
22122-20th Avenue Southeast, Suite 148
Bothell, WA 98021

Re:	Helix Biomedix, Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	Filed March 31, 2005
	File No. 033-20897

Dear Mr. Kirske:

	We have completed our review of your Form 10-KSB and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Branch Chief